October 20, 2005

Re:	ASE Test Limited
Form 20-F for the fiscal year ended December 31, 2004
Form 6-K dated August 4, 2005
(File No. 0-28522)

Mr. Brian R. Cascio, Accounting Branch Chief
Mr. Martin F. James, Senior Assistant Chief Accountant
Ms. Jeanne Bennett, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
[FILED VIA EDGAR]

Dear Messrs. Cascio and James and Ms. Bennett:

     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 8, 2005 regarding the Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) and the Form 6-K (the “Form 6-K”) dated August 4, 2005 of ASE Test Limited (the “Company”).

     Set forth below are the Company’s responses to the comments raised by the Staff. The comments are repeated below in bold and followed by the Company’s response.

     In connection with responding to the Staff’s comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and the Form 6-K;

  Staff comments or any changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Form 20-F or the Form 6-K; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Operating and Financial Review and Prospects, page 34

Results of Operations, page 41

1.	In future filings, please provide more details of the significant increases in revenues each period, including a discussion of each of the factors which resulted in significant changes.

            The Staff’s comment is noted. In response to the Staff’s comment, in future filings the Company will provide more details of the significant changes in its revenues for each period, including disclosure quantifying changes in sales volume and the average selling prices of its products to the extent material.

Financial Statements

Note 2 Significant Accounting Policies, page F-9

Basis of Consolidation, page F-9

2.	Please tell us, and disclose in future filings, more details of the specific accounting treatment for inter-company accounts described in the second paragraph.

            The Company supplementally advises the Staff that the inter-company accounts and transactions referred to in Footnote 2 on page F-9 represent those that occur in the normal course of business between and among subsidiaries and the Company, including inter-company sales and purchases. As noted in Footnote 2, all significant inter-company transactions and balances have been eliminated in consolidation.

            In addition, the Company supplementally advises the Staff that “consolidated debits” as used in the second paragraph under “Basis of Consolidation” on page F-9 refers to goodwill. For the periods presented, there were no consolidated credits. The Company has defined consolidated debits in Footnote 2 on page F-11, which explains that “consolidated debits as shown in the balance sheets represent goodwill arising from acquisitions or investments in the consolidated subsidiaries and are amortized on the straight-line method over 10 years”. Footnote 8 on page F-16 further elaborates on the accounting treatment of consolidated debits. In order to avoid confusion, in future filings the Company will remove the discussion of consolidated debits and credits under “Basis of Consolidation”.

Note 3 Accounting Change, page F-13

3.	Please tell us, and disclose in future filings, more details about the impairment of goodwill and the circumstances that resulted in the impairment. Explain how it was necessary to record the impairment when you adopted ROC Standard 35. Clarify why goodwill was not previously impaired.

            The Company respectfully advises the Staff that, as disclosed in the Form 20-F, it adopted ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 35, “Impairment of Assets” in 2004. Under ROC SFAS No. 35, in addition to yearly amortization, goodwill is evaluated at least annually for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated (in this case, ISE Labs, Inc. (“ISE Labs”)) to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell and its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets. An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. As a result of the Company’s first annual impairment review, upon adoption of ROC SFAS No. 35 in 2004, the Company recognized an impairment loss of $26.5 million on goodwill that arose from the purchase of its wholly owned subsidiary ISE Labs. Prior to the adoption of ROC SFAS No. 35, the Company was not required to evaluate goodwill for impairment under ROC GAAP. However, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002 for purposes of preparing the reconciliation to U.S. GAAP (please see Footnote 24(j) on page F-36). Under U.S. SFAS No. 142, the Company is required to review goodwill for impairment at least annually. Based on such reviews, the Company concluded that no impairment of the goodwill associated with the acquisition of ISE Labs had occurred under U.S. GAAP prior to the year ended December 31, 2004.

            The Company attributes the impairment of the goodwill associated with the acquisition of ISE Labs primarily to a downward revision in the forecasted revenues of ISE Labs. The reduction in forecasted revenues was made in response to internal company estimates and industry trend data that suggested the outlook for the semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which the Company acquired its interest in ISE Labs.

            In response to the Staff’s comment, in future filings the Company will include more detailed disclosure about the impairment of goodwill and the circumstances that resulted in the impairment.

Note 6 Long-Term Investments, page F-14

4.	Please tell us, and disclose in future filings, more details of the accounting treatment that resulted in the reclassification of equity-method investments in ASE Material and ASE (Chung Li) at the end of fiscal 2003 into cost method investments in ASE at the end of fiscal 2004. Explain the trust established to hold and dispose of ASE shares acquired in the merger. Clarify the specific transactions and the related accounting treatment.

            As of December 31, 2003, the Company held a 27.6% ownership interest in ASE (Chung Li) Inc. and a 4% interest ASE Material Inc., and its parent company, Advanced Semiconductor Engineering, Inc. (“ASE”), held 72.4% of ASE (Chung Li) Inc. and 57.4% of ASE Material Inc. Prior to the merger of ASE (Chung Li) Inc. and ASE Material Inc. with and into ASE on August 1, 2004, the Company accounted for both investments under the equity method based on its conclusion that it had the ability to exert significant influence over these companies.

            The merger was consummated by means of a share exchange pursuant to which the Company received approximately 154,175,000 shares of ASE, or approximately 4% of ASE’s outstanding shares, in exchange for its ownership interests in ASE (Chung Li) Inc. and ASE Material Inc. The number of shares exchanged was determined based on appraisals performed by independent appraisers. Because of the trust arrangement described below, the Company is unable to exercise voting rights associated with the acquired shares and thus does not have the ability to exert influence over ASE’s operations. As a result, there is no basis for the Company to account for its shareholding in ASE under the equity method. In addition, unlike under U.S. GAAP (please see Footnote 24 (k) on page F-36), ROC GAAP does not provide a basis to account for the ASE shares as treasury stock, and accordingly, the Company’s shareholding in ASE is accounted for under the cost method. Under this method, the Company records dividends as income when they are received and gains and losses on the sale of the shares when they occur.

            With respect to the trust arrangement, as discussed in Footnote 6 on page F-15, in order to comply with applicable Singapore law, which provides that the Company may not acquire, directly or indirectly, shares in its parent company, ASE, a trust was established jointly by ASE and the Company to hold and dispose of the ASE shares acquired by the Company in connection with the merger. Pursuant to the trust agreement, the Company’s rights with respect to the ASE shares held in trust are limited to the right to receive the proceeds from the sale of the shares and any cash dividends declared while the shares remain in trust. The trustee is authorized to sell the shares, subject to market conditions, when such shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the shares, and (iii) in a manner consistent with its fiduciary duties owed to the Company.

            In response to the Staff’s comment, in future filings the Company will provide more detailed disclosure regarding these transactions and the related accounting treatment.

Form 6-K Dated 8/4/05

5.	We reference the discussion on page 2 of the estimated loss from the fire of $50.2 million and the insurance recoveries of $.8 million. We also reference the press release dated May 2, 2005 that indicated that most of the damage would be covered by insurance. Please tell us the reason that your loss from the fire is significantly higher than expected.

            The May 2, 2005 press release referred to by the Staff was issued by the Company immediately following the day on which the fire took place. As the press release indicated, most of the damaged equipment and inventory was covered by insurance, and “the company expect[ed] to commence, with the insurance providers, the process of assessing the actual extent of damage.” This process was just beginning and the initial estimate of the amount of damage provided in the press release was not an accounting estimate of the actual loss incurred. As the processes of damage assessment and insurance claims have continued, it has become clear that they will be lengthy, and involve greater uncertainty and more protracted and extensive discussions and negotiations with the insurers than was originally expected, making an assessment of the probable amount of recovery difficult. In view of the foregoing and based on currently available information, as of June 30, 2005, the Company recognized an estimated loss of $49.3 million for damaged assets. The Company also recognized $1.7 million in losses for rent and idle labor costs for the months of May and June 2005. In addition, the Company recognized insurance recoveries of $.8 million, representing insurance claims already submitted and considered probable of recovery. The Company plans to submit additional claims in future periods as the processes of damage assessment and insurance claims continue. As recoveries are contingent on the outcome of discussions and negotiations with the insurers, the Company plans to recognize any additional recoveries if and when claims are accepted by the insurers. In addition, the Company expects that, as it and its insurers continue to assess the actual extent of damage, the estimated losses recognized for the three months ended June 30, 2005 may be reduced as, for example, some machinery and equipment initially indicated to be damaged by the fire are finally assessed to be in useable condition following additional tests or repairs.

            If you have any questions about this response letter, the 20-F or the 6-K, please do not hesitate to contact the undersigned in Taiwan (Tel: 886-2-8780-5489; Fax: 886-2-2757-6121); Sheena Chiang of Deloitte Touche Tohmatsu in Taiwan (Tel: 886-7-251-4311; Fax: 886-7-241-2577); or Show-Mao Chen of Davis Polk & Wardwell in Hong Kong (Tel: 852-2533-3328; Fax: 852-2533-3388).

Sincerely yours,

ASE Test Limited

By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

cc:	Sheena Chiang
Deloitte Touche Tohmatsu
Show-Mao Chen, Esq.
Davis Polk & Wardwell